CUSIP No. 85788D100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Stealth BioTherapeutics Corp

(Name of Issuer)

Ordinary Shares, par value $0.0003 per share

(Title of Class of Securities)

85788D100

(CUSIP Number)

Gregg L. Katz

Joshua M. Zachariah

Sean M. Donahue

Goodwin Procter LLP

100 Northern Avenue
Boston, MA 02210
617.570.1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 85788D100

(1)	Names of Reporting Persons Morningside Venture (I) Investments Limited

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 740,265,268(1)(2)(3)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 740,265,268(1)(2)(3)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 740,265,268(1)(2)(3)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 66.8%(4)

(14)	Type of Reporting Person (See Instructions) CO

(1) The Ordinary Shares (as defined below) beneficially owned may be exchanged into American Depositary Shares (“ADSs”) on a twelve-for-one basis.

(2) Includes 514,672,111 Ordinary Shares, including Ordinary Shares represented by ADSs, held directly by MVIL (as defined below).

(3) Includes the right by MVIL to acquire (i) 224,993,157 Ordinary Shares upon the exercise of warrants and (ii) 600,000 Ordinary Shares upon the exercise of an option to purchase Ordinary Shares.

(4) Based on 882,582,802 Ordinary Shares outstanding as of May 31, 2022 as reported in the Issuer’s Form F-1 Registration Statement filed with the Securities and Exchange Commission (the “SEC”) on June 3, 2022.

CUSIP No. 85788D100

(1)	Names of Reporting Persons Frances Anne Elizabeth Richard

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 741,652,468 (1)(2)(3)(4)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 741,652,468 (1)(2)(3)(4)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 741,652,468 (1)(2)(3)(4)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 66.9%(5)

(14)	Type of Reporting Person (See Instructions) IN

(1) The Ordinary Shares (as defined below) beneficially owned may be exchanged into ADSs on a twelve-for-one basis.

(2) Includes 514,672,111 Ordinary Shares, including Ordinary Shares represented by ADSs, held directly by MVIL (as defined below). Ms. Richard shares voting and dispositive power with respect to the securities held by MVIL as a result of her position as a director.

(3) Includes the right by MVIL to acquire (i) 224,993,157 Ordinary Shares upon the exercise of warrants and (ii) 600,000 Ordinary Shares upon the exercise of an option to purchase Ordinary Shares. Ms. Richard shares voting and dispositive power with respect to the securities held by MVIL as a result of her position as a director.

(4) Includes 1,387,200 Ordinary Shares representing 115,600 ADSs held directly by GCAL (as defined below). Ms. Richard shares voting and dispositive power with respect to the securities held by GCAL as a result of her position as a director.

(5) Based on 882,582,802 Ordinary Shares outstanding as of May 31, 2022 as reported in the Issuer’s Form F-1 Registration Statement filed with the SEC on June 3, 2022.

CUSIP No. 85788D100

(1)	Names of Reporting Persons Jill Marie Franklin

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 741,652,468 (1)(2)(3)(4)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 741,652,468 (1)(2)(3)(4)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 741,652,468 (1)(2)(3)(4)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 66.9%(5)

(14)	Type of Reporting Person (See Instructions) IN

(1) The Ordinary Shares (as defined below) beneficially owned may be exchanged into ADSs on a twelve-for-one basis.

(2) Includes 514,672,111 Ordinary Shares, including Ordinary Shares represented by ADSs, held directly by MVIL (as defined below). Ms. Franklin shares voting and dispositive power with respect to the securities held by MVIL as a result of her position as a director.

(3) Includes the right by MVIL to acquire (i) 224,993,157 Ordinary Shares upon the exercise of warrants and (ii) 600,000 Ordinary Shares upon the exercise of an option to purchase Ordinary Shares. Ms. Franklin shares voting and dispositive power with respect to the securities held by MVIL as a result of her position as a director.

(4) Includes 1,387,200 Ordinary Shares representing 115,600 ADSs held directly by GCAL (as defined below). Ms. Franklin shares voting and dispositive power with respect to the securities held by GCAL as a result of her position as a director.

(5) Based on 882,582,802 Ordinary Shares outstanding as of May 31, 2022 as reported in the Issuer’s Form F-1 Registration Statement filed with the SEC on June 3, 2022.

CUSIP No. 85788D100

(1)	Names of Reporting Persons Peter Stuart Allenby Edwards

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 740,265,268 (1)(2)(3)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 740,265,268 (1)(2)(3)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 740,265,268 (1)(2)(3)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 66.8%(4)

(14)	Type of Reporting Person (See Instructions) IN

(1) The Ordinary Shares (as defined below) beneficially owned may be exchanged into ADSs on a twelve-for-one basis.

(2) Includes 514,672,111 Ordinary Shares, including Ordinary Shares represented by ADSs, held directly by MVIL (as defined below). Mr. Edwards shares voting and dispositive power with respect to the securities held by MVIL as a result of his position as a director.

(3) Includes the right by MVIL to acquire (i) 224,993,157 Ordinary Shares upon the exercise of warrants and (ii) 600,000 Ordinary Shares upon the exercise of an option to purchase Ordinary Shares. Mr. Edwards shares voting and dispositive power with respect to the securities held by MVIL as a result of his position as a director.

(4) Based on 882,582,802 Ordinary Shares outstanding as of May 31, 2022 as reported in the Issuer’s Form F-1 Registration Statement filed with the SEC on June 3, 2022.

CUSIP No. 85788D100

(1)	Names of Reporting Persons Cheung Ka Ho

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 740,265,268 (1)(2)(3)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 740,265,268 (1)(2)(3)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 740,265,268 (1)(2)(3)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 66.8%(4)

(14)	Type of Reporting Person (See Instructions) IN

(1) The Ordinary Shares (as defined below) beneficially owned may be exchanged into ADSs on a twelve-for-one basis.

(2) Includes 514,672,111 Ordinary Shares, including Ordinary Shares represented by ADSs, held directly by MVIL (as defined below). Mr. Cheung shares voting and dispositive power with respect to the securities held by MVIL as a result of his position as a director.

(3) Includes the right by MVIL to acquire (i) 224,993,157 Ordinary Shares upon the exercise of warrants and (ii) 600,000 Ordinary Shares upon the exercise of an option to purchase Ordinary Shares. Mr. Cheung shares voting and dispositive power with respect to the securities held by MVIL as a result of his position as a director.

(4) Based on 882,582,802 Ordinary Shares outstanding as of May 31, 2022 as reported in the Issuer’s Form F-1 Registration Statement filed with the SEC on June 3, 2022.

CUSIP No. 85788D100

(1)	Names of Reporting Persons Equal Talent Investments Limited

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 19,533,720 (1)(2)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 19,533,720 (1)(2)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 19,533,720 (1)(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 2.2%(3)

(14)	Type of Reporting Person (See Instructions) CO

(1) The Ordinary Shares (as defined below) beneficially owned may be exchanged into ADSs on a twelve-for-one basis.

(2) Represents 19,533,720 Ordinary Shares representing 1,627,810 ADSs held directly by ETIL (as defined below).

(3) Based on 882,582,802 Ordinary Shares outstanding as of May 31, 2022 as reported in the Issuer’s Form F-1 Registration Statement filed with the SEC on June 3, 2022.

CUSIP No. 85788D100

(1)	Names of Reporting Persons Season Pioneer Investments Limited

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 39,066,276 (1)(2)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 39,066,276 (1)(2)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 39,066,276 (1)(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 4.4%(3)

(14)	Type of Reporting Person (See Instructions) CO

(1) The Ordinary Shares (as defined below) beneficially owned may be exchanged into ADSs on a twelve-for-one basis.

(2) Represents 39,066,276 Ordinary Shares representing 3,255,523 ADSs held directly by SPIL (as defined below).

(3) Based on 882,582,802 Ordinary Shares outstanding as of May 31, 2022 as reported in the Issuer’s Form F-1 Registration Statement filed with the SEC on June 3, 2022.

CUSIP No. 85788D100

(1)	Names of Reporting Persons Suk Ying Pauli Ng

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 58,599,996 (1)(2)(3)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 58,599,996 (1)(2)(3)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 58,599,996 (1)(2)(3)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 6.6%(4)

(14)	Type of Reporting Person (See Instructions) IN

(1) The Ordinary Shares (as defined below) beneficially owned may be exchanged into ADSs on a twelve-for-one basis.

(2) Includes 19,533,720 Ordinary Shares representing 1,627,810 ADSs held directly by ETIL (as defined below). Ms. Ng has sole voting and dispositive power with respect to the securities held by ETIL as a result of her position as a director.

(3) Includes 39,066,276 Ordinary Shares representing 3,255,523 ADSs held directly by SPIL (as defined below). Ms. Ng has sole voting and dispositive power with respect to the securities held by SPIL as a result of her position as a director.

(4) Based on 882,582,802 Ordinary Shares outstanding as of May 31, 2022 as reported in the Issuer’s Form F-1 Registration Statement filed with the SEC on June 3, 2022.

CUSIP No. 85788D100

(1)	Names of Reporting Persons Golwyn Capital Appreciation Limited

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 1,387,200 (1)(2)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 1,387,200 (1)(2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,387,200 (1)(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.2%(3)

(14)	Type of Reporting Person (See Instructions) CO

(1) The Ordinary Shares (as defined below) beneficially owned may be exchanged into ADSs on a twelve-for-one basis.

(2) Represents 1,387,200 Ordinary Shares representing 115,600 ADSs held directly by GCAL (as defined below).

(3) Based on 882,582,802 Ordinary Shares outstanding as of May 31, 2022 as reported in the Issuer’s Form F-1 Registration Statement filed with the SEC on June 3, 2022.

CUSIP No. 85788D100

Item 1. Security and Issuer.

This Amendment No. 9 (“Amendment No. 9”) amends the Schedule 13D filed with the SEC on February 28, 2019 (the “Original Schedule 13D”), which Original Schedule 13D was amended by Amendment No. 1 to the Original Schedule 13D filed on March 22, 2019 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed on May 24, 2019 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed on April 16, 2020 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed on November 9, 2020 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D filed on February 17, 2021 (“Amendment No. 5), Amendment No. 6 to the Original Schedule 13D filed on November 22, 2021 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D filed on December 10, 2021 (“Amendment No. 7”) and Amendment No. 8 to the Original Schedule 13D filed on June 27, 2022 (“Amendment No. 8”) and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 (the “Amended Schedule 13D”), and relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership of the ordinary shares, par value $0.0003 per share (the “Ordinary Shares”), of Stealth BioTherapeutics Corp, a Cayman Islands company (the “Issuer”), which conducts its operations in the United States through Stealth BioTherapeutics, Inc., a Delaware corporation (“Stealth Delaware”). The address of the principal executive office of Stealth Delaware is 140 Kendrick Street, Needham, MA 02494. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Except as otherwise described herein, the information contained in the Amended Schedule 13D remains in effect. Capitalized terms used but not defined in this Amendment No. 9 shall have the respective meanings set forth with respect thereto in the Amended Schedule 13D.

Item 2. Identity and Background.

No changes.

Item 3. Source and Amount of Funds or Other Consideration.

No changes, except as set forth below.

The information set forth in Item 4 of this Amendment No. 9 is incorporated herein by reference.

Item 4. Purpose of Transaction.

No changes, except as set forth below.

On July 31, 2022, Stealth Parent Limited (“Parent”), Stealth Merger Sub Limited (“Merger Sub”) and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Stealth BioTherapeutics Corp. would be acquired by a consortium of investors led by Morningside Venture (I) Investments Ltd. for itself and on behalf of its affiliates (“Morningside”) and J. Wood Capital Advisors LLC (“J. Wood Capital”, together with Morningside, the “Consortium”).

Pursuant to the Merger Agreement, at the effective time of the merger (the "Effective Time"), each Ordinary Share issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist, in exchange for the right to receive US$0.03125 in cash without interest (the "Per Share Merger Consideration"), and each outstanding American Depositary Share of the Issuer (each an "ADS," representing 12 Ordinary Shares, and collectively, the “ADSs”) will be cancelled in exchange for the right to receive US$0.375 in cash without interest (less any ADS cancellation fees not to exceed $0.05 per ADS) (the "Per ADS Merger Consideration"), except for (a) Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by Morningside and its affiliates, (b) Ordinary Shares (including Ordinary Shares represented by ADSs) owned by Parent, Merger Sub or the Issuer (as treasury shares, if any) or by any of their direct or indirect subsidiaries, and (c) Ordinary Shares that are held by a holder who has validly exercised and not withdrawn or lost its right to dissent from the merger pursuant to Section 238 of the Companies Act of the Cayman Islands, which will be cancelled and cease to exist and will entitle the former holder thereof to receive payment of the fair value of such dissenting shares in accordance with Section 238 of the Companies Act of the Cayman Islands. The Consortium intends to fund the merger through cash contributions from members of the Consortium.

CUSIP No. 85788D100

The merger, which is currently expected to close during the second half of 2022, is subject to customary closing conditions including the approval of the Merger Agreement by an affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy as a single class at a meeting of the Company's shareholders which will be convened to consider the approval of the Merger Agreement and the merger. Morningside, Season Pioneer Investments Limited and Equal Talent Investments Limited have agreed to vote all of the Shares and ADSs they beneficially own, which represent approximately 65% of the voting rights attached to the total outstanding Ordinary Shares of the Company as of the date of the Merger Agreement, in favor of the authorization and approval of the Merger Agreement and the merger. If completed, the merger will result in the Company becoming a privately-held company and its ADSs will no longer be listed on Nasdaq.

Concurrently with the execution of the Merger Agreement, on July 31, 2022, (i) each of Morningside and J. Wood entered into a Limited Guarantee with the Issuer, pursuant to which each of Morningside and J. Wood has agreed to guarantee the payment of certain obligations of Parent under the Merger Agreement (together, the “Limited Guarantees”), (ii) the Issuer and Morningside and certain of its affiliates entered into the Voting and Support Agreement pursuant to which Morningside and such affiliates have agreed to vote in favor of the transactions contemplated by the Merger Agreement (the “Voting Agreement”) and (iii) Morningside and J. Wood entered into that certain Interim Investors Agreement pursuant to which Morningside and J. Wood agreed to certain terms and conditions to govern their relationship with respect to the transactions contemplated by the Merger Agreement (the “Interim Investors Agreement”).

The description of the Merger Agreement, Limited Guarantees, Voting Agreement and Interim Investors Agreement in this Amendment No. 9 is qualified in its entirety by reference to the Merger Agreement, Limited Guarantees, Voting Agreement and Interim Investors Agreement, copies of which are filed herewith, and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

No changes, except as set forth below.

(a)-(b) The information contained on the cover pages to this Amendment No. 9 is incorporated herein by reference. The aggregate percentage of Ordinary Shares reported beneficially owned by each person named herein is determined in accordance with SEC rules and is based upon 882,582,802 of the Issuer’s Ordinary Shares outstanding. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In computing the percentage ownership of the Reporting Persons, we have included, if applicable, Ordinary Shares that the Reporting Persons have the right to acquire within 60 days after the date of this filing.

Except as disclosed in this Amendment No. 9, none of the Reporting Persons beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares. Except as disclosed in this Amendment No. 9, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c)	The information set forth in Item 4 is incorporated by reference herein.
(d)	The information set forth in Item 4 is incorporated by reference herein.
(e)	Not applicable.

CUSIP No. 85788D100

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No changes, except as set forth below.

The description of the principal terms of the Merger Agreement, Limited Guarantees, Voting Agreement and Interim Investors Agreement under Item 4 is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement
99.2	Agreement and Plan of Merger, dated as of July 31, 2022, among Stealth Biotherapeutics Corp., Stealth Parent Limited, and Stealth Merger Sub Limited (incorporated by reference from a Form 6-K filed by the Issuer on August 1, 2022)
99.3	Limited Guarantee, dated as of July 31, 2022, by and between Stealth Biotherapeutics Corp. and Morningside Venture (I) Investments Limited (incorporated by reference from a Form 6-K filed by the Issuer on August 1, 2022)
99.4	Limited Guarantee, dated as of July 31, 2022, by and between Stealth Biotherapeutics Corp. and J. Wood Capital Advisors LLC (incorporated by reference from a Form 6-K filed by the Issuer on August 1, 2022)
99.5	Voting and Support Agreement, dated as of July 31, 2022, by and between Stealth Biotherapeutics Corp. and certain shareholders listed on Schedule A thereto (incorporated by reference from a Form 6-K filed by the Issuer on August 1, 2022)
99.6	Interim Investors Agreement, dated as of July 31, 2022, by and between Morningside Venture (I) Investments Limited and J. Wood Capital Advisors LLC
99.7	Ordinary Share Purchase Agreement dated as of April 10, 2022 by and between Stealth BioTherapeutics Corp and Morningside Venture (I) Investments Limited (incorporated by reference from a Form 6-K filed by the Issuer on April 11, 2022)
99.8	Form of Morningside Warrant (incorporated by reference from a Form 6-K filed by the Issuer on April 11, 2022)
99.9	Proposal dated June 24, 2022 (incorporated by reference from a Form 6-K filed by the Issuer on June 27, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: August 1, 2022

For and on behalf of

MORNINGSIDE VENTURE (I) INVESTMENTS LIMITED

By:	/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard, Director

/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard

/s/ Jill Marie Franklin
Jill Marie Franklin

/s/ Peter Stuart Allenby Edwards
Peter Stuart Allenby Edwards

/s/ Cheung Ka Ho
Cheung Ka Ho

For and on behalf of
EQUAL TALENT INVESTMENTS LIMITED

By:	/s/ Suk Ying Pauli Ng
Suk Ying Pauli Ng, Director

/s/ Suk Ying Pauli Ng
Suk Ying Pauli Ng

For and on behalf of
SEASON PIONEER INVESTMENTS LIMITED

By:	/s/ Suk Ying Pauli Ng
Suk Ying Pauli Ng, Director

/s/ Suk Ying Pauli Ng
Suk Ying Pauli Ng

For and on behalf of
GOLWYN CAPITAL APPRECIATION LIMITED

By:	/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard, Director

/s/ Jill Marie Franklin
Jill Marie Franklin